19006502

Washington, D.C. 20549

SEC Mail Processing

APR 04 2019

Washington, DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52624

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fox Chase Capital Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Lee Street
(No and Street)

Port Reading	NJ	07064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Anthony Cianci 732-906-900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael T Remus CPA

(Name – *if individual, state last, first, middle name*)

PO Box 2555	Hamilton Square	NJ	08690
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Anthony Cianci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fox Chase Capital Partners, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

none

MICHAEL A FATELLA
Commission # 50010445
Notary Public, State of New Jersey
My Commission Expires
February 23, 2020

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Fox Chase Capital Partners, LLC

STATEMENT OF FINANCIAL CONDITION

as of December 31, 2018

This report is filed as a Public Document in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

MICHAEL T. REMUS

Certified Public Accountant

P.O. Box 2555

Hamilton Square, NJ 08690

Tel: 609-540-1751

Fax: 609-570-5526

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members'
Fox Chase Capital Partners, LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Fox Chase Capital Partners, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Fox Chase Capital Partners, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Fox Chase Capital Partners LLC's management. My responsibility is to express an opinion on Fox Chase Capital Partners, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Fox Chase Capital Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Michael T. Remus

I have served as Fox Chase Capital Partners, LLC auditor since 2008.

Michael T. Remus, CPA
Hamilton Square, New Jersey
March 14, 2019

Restated: Note 2
March 28, 2019

Fox Chase Capital Partners LLC

Statement of Financial Condition

December 31, 2018

Assets	
Due from Broker	$ 68,293
Investments in Securities at Market Value	161,120
Prepaid expenses	2,271
Total Current Assets	231,684
Other assets	
Clearing deposit	50,000
Total Assets	$ 281,684
Liabilities and members' equity	
Bank overdraft	$ 15,849
Accrued expenses	6,642
Total Current Liabilities	22,491
Member equity	259,193
Total Liabilities and Member Equity	$ 281,684

See accompanying notes to financial statements.

1 – Nature of Business Operations

Fox Chase Capital Partners LLC (the Company) is a New Jersey limited liability company and was formed in March 2000 under the laws of the State of New Jersey. The Company is a broker dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority – FINRA, and Securities Investor Protection Corporation – SIPC.

The Company clears all customer transactions on a fully disclosed basis through an independent clearing firm, and does not hold customer funds or safe keep customer securities. Accordingly, the Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the Rule.

2 – Significant Accounting Policies

(a) Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, *Revenue from Contracts with Customers ("ASC Topic 606")*. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

Commissions and related clearing expenses are recorded on a settlement date basis as security transactions occur. Generally accepted accounting principles require revenue to be recognized on a trade date basis. There is no material difference between trade and settlement date. The Company clears all transactions through Pershing LLC/Bernard Herold & Co., Inc. on a fully disclosed basis.

(b) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

(c) Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all investments with a term to maturity of three months or less at the time of acquisition to be cash equivalents. The Company has adopted the indirect method of presenting the statement of cash flows in accordance with current authoritative pronouncements.

(d) Income Taxes

The Company is a limited liability company and is treated as a partnership for federal and state income tax purposes. Accordingly, there is no provision for federal and state income taxes as the net income of the Company is included in the partners tax returns.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current.

Management has determined that the Company has no uncertain tax positions that would require financial statement recognition at December 31, 2018. This determination will always be subject to ongoing evaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all years subsequent to 2014. In addition, no income tax related penalties or interest have been recorded for the year ended December 31, 2018.

(e) Advertising and Marketing

Advertising and marketing costs are expensed as incurred

(f) General and Administrative Expenses

General and administrative costs are expensed as incurred.

(g) Significant Credit Risk

The responsibility for processing customer activity rests with the Company's clearing firm, Pershing. The Company's clearing and execution agreement provides that credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.In accordance with industry practice, Pershing records customer transactions on a trade date basis. Any losses incurred by Pershing is charged back to the Company.

The Company, in conjunction with Pershing, controls off balance sheet risk by monitoring the market value and harking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with applicable limits and industry regulations on a daily basis.

The Company has a secondary clearing agreement with Bernard Herold. The purpose of this agreement is to lower the minimum charges of Pershing by combining the trading activity, but not the risk, with Bernard Herold.

3 - Net Capital Requirements

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1). The Company has elected to operate under that portion of the Rule which requires that the Company maintain "net capital" equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as those terms are defined in the Rule. At December 31, 2018, the Company had net capital of $161,662, which was $61,662 in excess of regulatory requirement net capital of $100,000. The Company had an AI/NC ratio of 14%.

Advances to affiliates, contributions, distributions and other withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory rules.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934. The Company relies on its SEC Rule 15c3-3(k)(2)(ii) exemption with respect to its activities in US securities which are cleared on a fully disclosed basis through its clearing broker, Pershing.

Fox Chase Capital Partners, LLC
Notes to Financial Statements
December 31, 2018

4 – Financial Instruments

At December 31, 2018, the Company owned the following debt and equity securities at market value and are considered Level 1 assets:

<u>Common Stock</u>	
230 shs CF Inds Hldgs Inc., cost $30 sh	$10,007
1,063 shs Interdigital Inc, cost $30 sh	70,615
5,660 shs Energy Transfer Ptrs LP, cost $33 sh	74,767
<u>Other Bonds</u>	
51,000 FMNA Remic Pass thru, cost $60	5,323
<u>US Government Bonds & Notes</u>	
500 FHLB bonds due 12/11/2025, cost $500	406
Total	$161,120

5 – Concentrations of Credit Risk

The Company maintains cash balances at two financial institutions. The Federal Deposit Insurance Company insures the Company's bank account up to $250,000 but not the funds held at the clearing firm. The company has not experienced any losses on these accounts and believes it is not subject to any significant credit risk.

A significant amount of the Company's revenues are derived from trading in securities.

6 - Deposit with Clearing Broker

The Company maintains cash deposited with Pershing pursuant to a fully disclosed clearing agreement ("the Agreement") entered into in 2000, which is meant to assure the Company's performance, including, but not limited to the indemnification obligations specified in the Agreement. At December 31, 2018, the Company had $50,000 deposited with Pershing. The deposit does not represent an ownership interest in Pershing.

7 – Commitments and Contingencies

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2018 the Company was not in violation of this requirement.

The Company has no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and has not been named as a defendant in any lawsuit at December 31, 2018 or during the year then ended.

8- Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of investors. The Company's transactions are executed on behalf of customers and introduced to a clearing broker for a split of the commission.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and insuring that no incorrect trades are recorded.

9 -Fair Value of Financial Instruments

Cash and cash equivalents, accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

10 – Related Party Transactions

The Company pays $1,200 a month rent to a related party. Fox Chase Investment Partnership There is no lease. Total rent paid during the year 2018 was $14.400..

During the year ended December 31, 2018, the Company paid $15,500 in commissions to its managing member. In addition, the Company reimbursed the managing member for various business expenses.

Note 11 –Anti-Money Laundering Policies and Procedures

The Company is required to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on customers who open accounts with the Company. At December 31, 2018 the Company had implemented such policies and procedures.

Note 12 –Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2018, and through March 28, 2019, the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2018.